Exhibit 99.2

2016 ANNUAL GENERAL

MEETING

OF SHAREHOLDERS

PROQR THERAPEUTICS N.V.

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NOTICE AND AGENDA

PROQR THERAPEUTICS  |  DARWINWEG 24  |  2333 CR LEIDEN  |  THE NETHERLANDS  |  +31 88 166 7000  |  WWW.PROQR.COM

Notice for the AGM

Notice is hereby given of the annual general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Tuesday, June 21, 2016, at 16:00 hours CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands (the “AGM”).

Agenda for the AGM

The agenda for the AGM, as proposed by the Company’s Management Board (the “Management Board”) and the Company’s Supervisory Board (the “Supervisory Board”), is as follows:

1.	Opening of the AGM

2.	Report of the Management Board for the financial year 2015 (discussion item)

3.	Disclosure of remuneration in the annual accounts for the financial year 2015 (discussion item)

4.	Adoption of the annual accounts, including the appropriation of net result, for the financial year 2015 (voting item)

5.	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2015 (voting item)

6.	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2015 (voting item)

7.	Amendment compensation policy Management Board (voting item)

8.	Composition Supervisory Board:

(i)	Appointment James Shannon as new member of the Supervisory Board (voting item)

(ii)	Reappointment of Supervisory Board member Dinko Valerio (voting item)

(iii)	Reappointment of Supervisory Board member Henri Termeer (voting item)

(iv)	Reappointment of Supervisory Board member Antoine Papiernik (voting item)

(v)	Reappointment of Supervisory Board member Alison Lawton (voting item)

(vi)	Reappointment of Supervisory Board member Paul Baart (voting item)

9.	Amendment compensation principles Supervisory Board (voting item)

10.	Amendment articles of association of the Company (voting item)

11.	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2017 (voting item)

12.	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

13.	Questions

14.	Closing of the AGM

Availability of AGM Materials

Copies of (i) this notice including the agenda for the AGM, (ii) the explanatory notes to the agenda for the AGM, (iii) the annual accounts for the financial year 2015 (the “Annual Accounts”), (iv) the report of the Management Board for the financial year 2015 (the “Board Report”), (v) the relevant information to be added to the Annual Accounts and the Board Report, as prescribed by Dutch law, (vi) a template of the proxy form for registered shareholders, (vii) the proposed compensation policy Management Board and compensation principles Supervisory Board and (viii) the proposal to amendment the Company’s articles of association (the “AGM Materials”) are available on the Company’s website (www.proqr.com) (the “Website”) and can be obtained free of charge at the office of the Company (Darwinweg 24, 2333 CR Leiden). The relevant AGM Materials will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the SEC’s website (www.sec.gov).

Persons who hold their ordinary shares in the capital of the Company through a bank, broker or other nominee (through Cede & Co., as nominee for the Depository Trust Company) are regarded as beneficial owners of shares (“Beneficial Owners”). The Company will ensure that the relevant AGM Materials are also disseminated and made available for inspection, as appropriate, to the Beneficial Owners.

Copies of the Annual Accounts, the Board Report and the relevant information to be added to the Annual Accounts and the Board Report, as prescribed by Dutch law, are also available for inspection by the Company’s holders of shares who are directly registered in the Company’s shareholders’ register (the “Registered Shareholders”) at the Company’s office address (Darwinweg 24, 2333 CR Leiden, the Netherlands) (the “Office Address”). Registered Shareholders may obtain copies of these documents free of charge.

Attendance of the AGM

Only Shareholders as of the close of business on 24 May 2016 (the “Record Date”) or those who hold a valid proxy for the AGM, are entitled to take part and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For Beneficial Owners and for Registered Shareholders the conditions for attendance at the AGM are as follows:

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address ir@proqr.com no later than on 14 June 2016 and (ii) bring the proxy received from their financial intermediary to the AGM; and

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address ir@proqr.com no later than on 14 June 2016.

Persons entitled to attend in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

Participation in the AGM by proxy

Beneficial Owners who are not in a position to attend the AGM in person, but who wish to exercise their meeting rights by proxy, should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary through which they hold their beneficial ownership of shares.

Beneficial Owners who have any questions in respect of the above procedure, are recommended to contact their bank or broker for further information.

Registered Shareholders who are not in a position to attend the AGM in person, may, without prejudice to the above registration and attendance notification provisions, authorize a third party to attend and, if relevant, vote at the AGM on their behalf though the use of a proxy form, of which a template has been made available on the Website as part of the AGM Materials.

The Management Board and the Supervisory Board

April 7, 2016